

February 1, 2011

Mr. Bob Glaser
President
Sustainable Environmental Technologies Corporation
2377 W. Foothill Blvd, Suite #18
Upland, CA 91786

> **Re:** **Sustainable Environmental Technologies Corporation**
> **Current Report on Form 8-K/A**
> **Filed January 10, 2011**
> **Form 10-Q for the Period Ended September 30, 2010**
> **Filed November 22, 2010**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Current Report on Form 8-K**
> **Filed July 9, 2010**
> **File No. 000-25488**

Dear Mr. Glaser:

We have reviewed your amended Form 8-K and response letter filed on January 10, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed January 10, 2011

General

1. We note your response to comment 32 in our letter dated December 2010. However, we continue to believe that you should revise your Form 8-K to provide all of the information that would be required if you filed a Form 10 registration statement, as required by Item 2.01(f) of 8-K. This information is necessary to provide adequate information to investors about the operations of the post-transaction company, which according to your disclosure, operates an injection well disposal refinery in Utah. It appears, from your audited financial statements in your Form 10-K, that your earlier

businesses (i.e., the OC Energy business and the operations of the wastewater treatment plant located in Wyoming that utilized the DynIX Technology) were discontinued, the assets held for sale or reduced to a carrying value of $0. Your remaining assets prior to the acquisition of the new injection well disposal refinery in Utah appear to be made up of cash, cash equivalents, and other nominal assets. Note that a former operating company that meets the assets and operations standards in the definition of a shell company would be subject to the rules applicable to shell companies. Please see footnote 31 to SEC Release 33-3587. The fact that you may have performed diligence on Pro-Water or looked for other business opportunities during this period, or that your new operations are in the same or a similar industry as your old operations, does not affect whether you meet the definition of a shell company under Rule 12b-2. Therefore, please include all of the Form 10 information required by Item 2.01(f) of 8-K in an amendment to your Form 8-K.

2. Also with regard to your response to prior comment 32, we note your statement that you entered into an exclusive agreement in January 2010 with World Environmental Solutions of Australia for it to become the exclusive distributor of your DynIX technology. Please file a Form 8-K to disclose the terms of this agreement and file a copy of the executed agreement or otherwise advise us as to why you believe such disclosure is not required.

Item 5.01

3. We note your response to comment 33 in our letter dated December 20, 2010. Please revise your disclosure to include the information required by Item 5.01(a)(5) of Form 8-K.

Item 9.01

4. We remind you that the entire Item needs to be provided when something in the Item is amended. As such, please amend your Form 8-K/A to re-file all of Item 9.01, including the financial statements of Pro-Water for the three months ended June 30, 2010 and the period from October 1, 2009 through March 31, 2010.

Exhibit 99.2

Pro-Forma Condensed Combined Balance Sheet, page F-2

5. Please revise to only present one pro-forma combined amount for your accumulated deficit. You currently present two amounts related to your accumulated deficit in the pro-forma combined column.

Pro-Forma Condensed Combined Statements of Operations, pages F-3 and F-4

6. The number of shares outstanding for SETCORP should be the number of shares effectively issued in the transaction, which would be the number of shares outstanding just prior to the transaction between SETCORP and Pro-Water. Please revise accordingly.

Form 10-Q for the period ended September 30, 2010

Note 1 – Organization, History and Significant Accounting Policies and Procedures, page F-5

Organization and History, page F-5

7. We have reviewed your responses to prior comments 10 and 11 from our letter dated December 20, 2010. Please clearly tell us whether SETCORP and Pro Water, LLC were considered to be under common control before the transaction. Tell us the specific facts and circumstances that led you to this conclusion. At a minimum, you should describe when you believe SETCORP and Pro Water initially became companies under common control, who the parties were in the agreements which you believe led to the companies being under common control, and the stated duration of those agreements. If you believe that SETCORP and Pro Water were considered to be under common control before the transaction, please help us understand why you believe it is appropriate to account for the acquisition of Pro Water as a reverse acquisition.

8. Based on your response, the control group of Pro Water controlled approximately 11% of the common stock of SETCORP on a diluted basis before the acquisition and 58% of the common stock of the combined entity on a diluted basis after the acquisition. Please provide us with the specific computations used to calculate these ownership percentages.

9. Please tell us who comprised the Board of Directors at each of the two entities before the transaction and who comprises the Board of Directors of the combined entity after the transaction. In addition, please specifically explain how the control group of Pro Water has the ability to elect, appoint or remove a majority of the members of the governing body and significantly influences SETCORP's management.

Note 4 – Acquisitions, page F-8

10. We have reviewed your response to prior comment 19 from our letter dated December 20, 2010. It is not clear how customers of the Deep Injection Well represent a system of inputs. Please clarify. In addition, please expand your response to provide additional information regarding the processes identified related to the Deep Injection Well. Refer to ASC 805-10-55-4 through 9.

11. We have reviewed your response to prior comment 20 from our letter dated December 20, 2010. ASC 805-10-50-2(h)(1) requires the disclosure of the amounts of revenue and

earnings of DIW since the acquisition date of October 1, 2009 that are included in your statements of operations. Please revise in future filings and show us in your supplemental response what the revisions will look like.

Note 8 – Notes Payable, page F-10

12. We have reviewed your response to prior comment 23 from our letter dated December 20, 2010. You have now concluded that a beneficial conversion feature should have been recorded upon changing the terms of the convertible note on July 12, 2010. Please tell us how you arrived at the amount of the beneficial conversion feature as well as the amortization amount subsequent to recognition of the beneficial conversion feature. Your explanation should include the computations which support the amounts recorded as a beneficial conversion feature and amortization expense. Please also provide us with a detailed explanation as to how your accounting complies with ASC 470-20.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Results of Operations for the Three and Six-Month Periods Ended September 30, 2010 and 2009, page 4

13. We have reviewed your responses to prior comments 16 and 26 from our letter dated December 20, 2010. Please also discuss in detail the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director